FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 6, 2003

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- ________

SIGNATURE
LIST OF EXHIBITS
FINANCIAL CALENDAR
News Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: February 6, 2003	By	Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated February 6, 2003

1.	Financial Calendar for six months to 30 June 2003
2.	Study in the New England Journal of Medicine shows lower risk of impairment of renal function using VisipaqueTM

Amersham plc Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK
31 January 2003
T + 44 (0) 1494 544 000 F + 44 (0) 1494 542 266
London Stock Exchange Company Announcements Office Old Broad Street London EC2N 1HP

Dear Sirs,

Amersham plc
Financial Calendar for six months to 30 June 2003

I am pleased to confirm the undernoted dates for the financial calendar for Amersham plc for the six months to 30 June 2003:—

Preliminary announcement of final results for the twelve months ended 31 December 2002	26 February 2003

Ex dividend date for final dividend	23 April 2003

Record date for final dividend	25 April 2003

Annual General Meeting	7 May 2003

Final dividend payment date	2 June 2003

Yours faithfully,

Susan M. Henderson
Deputy Company Secretary

Registered in England and Wales 1002610 http://www.amersham.com Registered office Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK

News Release

Study in the New England Journal of Medicine shows lower risk of impairment of renal function using VisipaqueTM

Princeton, NJ — February 6, 2003. The use of Visipaque™, a diagnostic pharmaceutical produced by Amersham plc (LSE, NYSE, OSE: AHM), significantly reduces the relative risk of developing contrast media-induced impairment of renal function, a serious clinical problem in some patient groups, according to a study reported in the current issue of The New England Journal of Medicine1

VisipaqueTM is a contrast medium used to provide enhanced X-ray images of soft tissues, primarily blood vessels and organs for the diagnosis of many common diseases. The NEPHRIC study investigated the effects of VisipaqueTM in patients with existing kidney problems and diabetes who were undergoing investigation for cardiovascular disease.

Patients with existing kidney problems and diabetes are at higher risk of developing further kidney damage from contrast media which are used in medical diagnostic procedures. The NEPHRIC results show that the use of VisipaqueTM significantly reduced this risk, with patients given Visipaque™ being 11 times less likely to develop kidney damage than those administered a conventional non-ionic contrast medium.

Lead investigator, Professor Peter Aspelin at Karolinska Institutet, Stockholm, Sweden said of the study results: “The NEPHRIC study demonstrated that we can have increased confidence in administering VisipaqueTM to high-risk patients.”

Dan Peters, President of Medical Diagnostics, Amersham Health, commented: “The NEPHRIC data clearly demonstrate that VisipaqueTM offers a significantly better renal safety profile than traditional low osmolar non-ionic contrast media in at-risk patients. These patients constitute an increasing proportion of those individuals undergoing contrast-enhanced X-ray procedures. We believe that the data strongly support VisipaqueTM as the agent of choice for these patient groups.”

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.6 billion (US $2.3 billion) in 2001 and 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively. For more information, visit our website at www.amersham.com

- ends -

Notes to Editor:
Reference 1. Nephrotoxic Effects in High-Risk Patients Undergoing Angiography. Aspelin,P et al. N Engl J Med 2003;348:491-9.

VisipaqueTM:
X-ray/CT product for diagnosis of a wide range of diseases including coronary heart disease and to aid in stent placement. The only contrast media available for intravascular use that is isosmolar (has the same osmolality as blood) at all iodine concentrations. It is also formulated to be isosmolar with the important electrolytes sodium and calcium. This means the product is more in balance with the body providing an extra margin of patient comfort and safety.

Visipaque™ is not indicated for intrathecal use in the USA. All non-ionic, iodinated contrast media currently available inhibit blood coagulation in vitro less than ionic contrast media. Clotting has been reported when blood remains in contact with syringes containing non-ionic contrast media.

Caution must be exercised in patients with severely impaired renal function, combined renal and hepatic disease, combined renal and cardiac disease, severe thyrotoxlcosis myelomatosis, or anuria, particularly when large doses are administered. (See PRECAUTIONS).

Medical diagnostics: Contrast media and radiopharmaceuticals used in medical diagnostic procedures to enhance images and provide information about the structure and function of organs, tissues and molecules in the body, enabling early, accurate diagnosis and management of disease.

The NEPHRIC (Nephrotoxicity in high-risk patients a double blind randomized multicenter study of isosmolar and low-osmolar non-ionic contrast media) is a randomized, double-blind, prospective, multi-center study; it was conducted in 129 diabetic patients with serum creatinine levels of 1.5–3.5 mg/dl who underwent coronary or aorto-femoral angiography.
The primary endpoint was the peak in serum creatinine from day 0 to 3. Other endpoints were the number of patients with increased serum creatinine >/=0.5 and >/=1.0 mg/dl, and the change from day 0 to 7. Adverse events associated with both contrast media were also recorded.

The NEPHRIC study is the first randomized, double-blind study to examine the risk of CM-induced nephropathy in high-risk patients receiving VisipaqueTM versus a low-osmolar non-ionic agent.

The NEPHRIC study was sponsored by Amersham Health, the global leader in medical diagnostics, a major provider of radiotherapy products and a business of Amersham plc.

2

Enquiries:

UK
Investors
Alexandra Morris	Tel: +44 (0)1494 542 051

Media
Dr Lynne Gailey	Tel: +44 (0)1494 542 050
Dr Graeme Holland	Tel: +44 (0)1494 542 115

Norway
Nancy Thingstad	Tel: +47 23 18 5138

US
Tracy Cheung	Tel: +1 732 457 8684

3